Filed by Arrowroot Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended
Subject Company: Arrowroot Acquisition Corp.
Commission File No. 001-40129
Date: January 24, 2024

The following is a transcript of an interview with the CEO and Chairman of iLearningEngines, Inc., Harish Chidambaran and CEO and Chairman of Arrowroot Acquisition Corp. Matthew Safaii.

Company Name: iLearningEngines, Inc.
Event: IPO Edge Fireside Chat with John Jannarone and Jarrett Banks
Release Date: January 23, 2025

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John Jannarone, Editor-in-Chief - IPO Edge: Hello! I’m John, general and editor, chief of Ipo Edge, back with another fireside chat. Today we have a really exciting company that focuses on AI being applied to the fields of learning and and and healthcare. We have with us today the Ceos of both I learning engines and arrowroot acquisition. Corp. The 2 are merging, of course. Take.

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John Jannarone, Editor-in-Chief - IPO Edge: I learning engines public this Spac trains under the ticker Arw on Nasdaq. This is a really exciting business that’s not only profitable, but growing very, very quickly in a space that we all know is very hot right now, and as a tremendous potential. We’re gonna hear from both these gentlemen momentarily. But before we get started I’d like to remind everyone we encourage you to ask questions. The easiest way to do that is to pop them in there. On your zoom, portal, and

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John Jannarone, Editor-in-Chief - IPO Edge: and the 4 of us will be able to see those and answer them later in the hour. Additionally a replay, if you can’t catch the whole thing, live will be up on Ipo edge.com later today, you can also just look that up on your Bloomberg terminal or on ya finance under the Arw ticker. With that, I believe we’re going to play a little video to give you an overview of the business.

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John Jannarone, Editor-in-Chief - IPO Edge: Bear with us here.

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Harish Chidambaran, CEO - iLearningEngines: Welcome to I. Learning engines, an AI-powered learning, automation and information intelligence platform that helps enterprises drive me.

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John Jannarone, Editor-in-Chief - IPO Edge: Well, we might just get it directly from the horse’s mouth. You wanna just move right along here, let’s I’m gonna pass a baton to Jared. We can figure out this technical glitch later and perhaps show this video. But more importantly, we have Jared, who’s gonna take over now and introduce our guests?

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Jarrett Banks, Editor-at-Large - IPO Edge: Yes, good morning, everyone we have the CEO Harish, and

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Jarrett Banks, Editor-at-Large - IPO Edge: as well as Matthew Harish. Let’s start with you, Harish. Can you give us a quick overview of I learning engines, how the company came to be, and what problems are you solving.

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Harish Chidambaran, CEO - iLearningEngines: Thanks, Jared John. Real pleasure to be here present. I learning agents, you know. you know, I’m harich number, and I’m the founder and CEO, of high learning engines. You know, I, learning engines is an enterprise AI platform

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Harish Chidambaran, CEO - iLearningEngines: for learning and work, automation and information intelligence. And really,

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Harish Chidambaran, CEO - iLearningEngines: you know, it’s been a culmination for us of years of very hard work to get to this place, you know, by teams that’s really demonstrated tremendous leadership and expertise, you know, to me, really the expert, the inspiration for Ile came from a

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Harish Chidambaran, CEO - iLearningEngines: personal tragedy in my case where my mom was diagnosed with stage 4 breast cancer, and that was her first diagnosis.

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Harish Chidambaran, CEO - iLearningEngines: and really, from her diagnosis to her treatments. What I found was that, despite all the knowledge that was out there. The information that she needed was not always available to her.

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Harish Chidambaran, CEO - iLearningEngines: And I felt like health systems could do a better job of delivering

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Harish Chidambaran, CEO - iLearningEngines: content and knowledge in real time to their patients.

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Harish Chidambaran, CEO - iLearningEngines: Oh.

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Harish Chidambaran, CEO - iLearningEngines: now, this is a problem that’s not just unique to health systems alone, but to almost every organization. And I feel that this problem has only gotten worse as we gone into this data driven world, where companies are drowning in data and content

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Harish Chidambaran, CEO - iLearningEngines: and content is siloed, and the big helicopter companies. How do I extract

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Harish Chidambaran, CEO - iLearningEngines: the valuable information and insights that I need from all of this, and then deliver it to my stakeholders. And really it was with this purpose in mind that we founded iyly to help

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Harish Chidambaran, CEO - iLearningEngines: organizations make better use of their institutional knowledge or organization knowledge. I spent early part of my career 5 years at some microsystems in their microprocessor design group

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Harish Chidambaran, CEO - iLearningEngines: where we leveraged AI principles to vastly improve computing power. And to start up in my conclusion, the key to

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Harish Chidambaran, CEO - iLearningEngines: us achieving this vision was AI. Now today, we built what we consider a category defining company in the area of learning and work automation, you know. So what we really built is an out of the box AI platform

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Harish Chidambaran, CEO - iLearningEngines: with proprietary algorithms and really helps companies bring together data from throughout the enterprise. To create an AI knowledge out of the enterprise brain. And then this knowledge is then diffused to the various work force of the organization to help them really

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Harish Chidambaran, CEO - iLearningEngines: improve their performance. And Bishop critical or audition critical outcomes. So I think that’s really the main focus. What

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Harish Chidambaran, CEO - iLearningEngines: ailetas!

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Jarrett Banks, Editor-at-Large - IPO Edge: That’s a very inspirational let’s bring Matt into the discussion, Matt.

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Jarrett Banks, Editor-at-Large - IPO Edge: can you tell us a little bit about your decision to merge with. I learning engines versus the other technology companies out there.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: Yeah, definitely, so so firstly, air capital. The sponsor of this back where we’re 10 year old growth equity firm, solely concentrating on enterprise software.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: We deal with great management teams, great businesses and track 25,000 software companies globally, and we’re on our fifth fund and and we help them with various resources internal recruiters, operating partners add on acquisitions and really do partner up

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: with management teams, and and we we have done so with horrend team here already, with a A, a private investment into the business.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: We started talking to Harish about a year ago. and not only have they performed, but but really outperformed.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: putting aside the hot sector, which is AI. And this this, this companies in the enterprise, the infrastructure. AI space. Just on a pure metrics basis. I

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: rule 40 rule of X. However, you want to look at it. It’s in verified error. And this was key to us as a spec.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: We way we differentiate ourselves from others, we believe, is we’re much less transactional.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: This was not an endpoint. This was a point.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: honor the life of the company, and and and in this transaction nobody’s taking liquidity. It really is to be public, to be a large public company and a leader in this space, which we believe it is

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: which is a key differentiator right than others this company should be public. And and if you look at the slide here, that rarefied error, it really does show from the data. There’s roughly 2,400 software companies that are public.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: And if you look at the metrics of I learning and you whittle it down over 400 million in revenue

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: a recurring revenue over 30% grower and at a positive Eva dot

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: only 4 exist, and and we knew it was rarefied air. We knew the metric turned great. But it wasn’t to lead to this analysis that really were, you know, taken back a bit. And so we are excited. We’re pricing it correctly, not only just correctly, but to be successful as a public company. So we are quite excited. We did talk to a lot of folks along the way.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: And a lot of folks along the way. We’re much more transactional, and and that’s not what we were looking for.

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Jarrett Banks, Editor-at-Large - IPO Edge: Alright great Harish! Let’s let’s drill down into a little bit of some of what you do. Tell us a little bit about your partnership with Vedix Eschools.

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Harish Chidambaran, CEO - iLearningEngines: Sure! Thank you, you know. See, we are an A I platform at scale to day, you know, we’re really transforming

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Harish Chidambaran, CEO - iLearningEngines: enterprises in over 12 verticals. You know, our focus has always been on knowledge, driven transformation wherever institution knowledge can improve performance, that really where we play and like, I mentioned wooden

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Harish Chidambaran, CEO - iLearningEngines: 12 verticals one of them is education. You know. What we’re doing in education is particularly exciting for us. You know. We

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Harish Chidambaran, CEO - iLearningEngines: feel like a I has the power to do to education.

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Harish Chidambaran, CEO - iLearningEngines: What going online did to retailers, etc. It’s really on their same existing infrastructure to be able to have an exponential reach

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Harish Chidambaran, CEO - iLearningEngines: and provide revenue and performance.

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Harish Chidambaran, CEO - iLearningEngines: So an area that we’re seeing tremendous on what demand is really to help traditional education become what we call AI powered education institutions where they are able to deploy, IE. And it’s learning, automation, infrastructure, create a knowledge cloud around their institution, knowledge and then use that capability to really drive some key exciting areas. So what Aespool is doing is it helps existing school systems

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Harish Chidambaran, CEO - iLearningEngines: or institutions scale their infrastructure by deploying this a I power platform to deliver things such as the

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Harish Chidambaran, CEO - iLearningEngines: school integrated tutoring test spray connecting to deliver home schooling dual schooling, hybrid schooling, you know. These are things that kind of paradigms, you know. We are always hearing

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Harish Chidambaran, CEO - iLearningEngines: in most of the conversations to day about high performing school systems. Not so poor school choice, etc. But I think it all really kind of misses. The basic point is, is, you have a lot of very strong

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Harish Chidambaran, CEO - iLearningEngines: school systems that are out there, and the ability for them to really expand their needs to address all these things is really critical. So moment. If you’re in a home schooling world, you don’t have to be in isolation away from everything else, or if you’re in tutoring it, or detached from what’s going on. So that’s really the key to what we are doing with the East Schools. And from our perspective, the big opportunity here is that we have identified for us most specifically is, there are about

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Harish Chidambaran, CEO - iLearningEngines: 200,000 such school systems where there is a very immediate need and a demand to go a I power to deliver these things. So what this means is that for school systems this is a great way to expand their reach, to generate new sources of revenue on the same infrastructure. They have

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Harish Chidambaran, CEO - iLearningEngines: drive significant revenue growth. That’s much more profitable. And then for students and parents, etc., the opportunity is really here as great value in terms of how you know, driving better student engagement, student performance, better learning experiences, etc. So that’s really the cuts of what we’re seeing with Schools. And you know, one of the big things for most school systems is if they don’t have the infrastructure.

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Harish Chidambaran, CEO - iLearningEngines: The East coast platform that it has is a very easy to implement solution that has no infrastructure. Cost that they are drinking! It can all be

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Harish Chidambaran, CEO - iLearningEngines: on a per student basis. So it’s really the no infrastructure spent. They’re able to expand these kind of capabilities. So this is a really exciting area for us among all the other. And this is kind of the same thing over doing education that we’re doing to other

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: verticals as well. And and and, Jared, I would add, too, that

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: you know, like a couple of decades ago, now, when the service now or work day or salesforce, came about, nobody. When Cloud was first inception, no one was understanding that they were actually creating the cloud infrastructure. And at first it was given capital, or it or got to market software. But really they were creating the cloud infrastructure. We believe that’s what I learning is doing.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: They are creating the AI infrastructure at the start of this wave.

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Harish Chidambaran, CEO - iLearningEngines: No? Very well, said Matt, and

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Harish Chidambaran, CEO - iLearningEngines: and for 3, one of the things I want to say was, you know, everything that we do is out of the box. No, as soon as we are up and running an enterprise we are up and running in less than 90 days, so there is no big, long term implementation cycle or anything like that. And so you’re Matt’s absolutely right, you know. We’re putting an AI

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Harish Chidambaran, CEO - iLearningEngines: You know, infrastructure in place that’s up and running out of the box and gets these capabilities. I think that’s very exciting for us interconnected.

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Jarrett Banks, Editor-at-Large - IPO Edge: I really like that analogy. Harish, you mentioned some of the other verticals tell us which ones you’re seeing some traction.

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Harish Chidambaran, CEO - iLearningEngines: So you know, for us we’re seeing a lot of traction. And in education healthcare insurance. You know, just a broader corporate upscaling. These are all really exciting areas for us. And what we’re doing. Each of these cases are out of the box. You know. We have dedicated

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Harish Chidambaran, CEO - iLearningEngines: what we call enterprise language models for each of these verticals, and our language M of models that are are more than just a language model. They also are functional. They have other functional and decision making capabilities. So when we go into healthcare, for example, we go with a set of pre trained models around, say, care, orchestration, disease, management, patient education. Around each therapeutic aid could be for diabetes cardiology

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Harish Chidambaran, CEO - iLearningEngines: hypertension etc. But really, having all these capabilities out of the box or if you’re an insurance, you are able to go with smart risk management system splates into claim processing lost prevention. So with these, out of the box, we are able to go into each of these different verticals, and

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Harish Chidambaran, CEO - iLearningEngines: you know the starting for a company. They immediately see that we were able to bring

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Harish Chidambaran, CEO - iLearningEngines: a great. We understand their business auto coming out, and they have the same kind of out of the box capabilities. And that’s really key for us, you know, and one of the things that we do very differently than I think a lot of the other players in a lot of lot of companies look at everything from a horizontal approach. Let’s take one

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Harish Chidambaran, CEO - iLearningEngines: product and time and horizontal strategy. What we have done from the outside is really what we call verticalization at scale. So in each of these verticals we have

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Harish Chidambaran, CEO - iLearningEngines: dedicated language mortals.

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Harish Chidambaran, CEO - iLearningEngines: and you know, so that we are able to go deep within a vertical and the number of times customers tell us you know we like they understand our business is great, but you still have the same reach and scale as a traditional

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Harish Chidambaran, CEO - iLearningEngines: horizontal or the software company

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Jarrett Banks, Editor-at-Large - IPO Edge: right? Now, why did you decide to go public via spec, as opposed to a regular Ipo?

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Harish Chidambaran, CEO - iLearningEngines: So so from our perspective, you know, one of the key things you know we have. you know. Pretty. We are a 400 million plus Revenue company, and also profitable, you know, for the past several years we’ve been a profitable

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Harish Chidambaran, CEO - iLearningEngines: high growth, a software company that we became profitable before it became fashionable to be profitable.

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Harish Chidambaran, CEO - iLearningEngines: And so you’re right we had in our our choice wasn’t to go when which option to, I mean, we knew that we had all the options here to go public. But from our side, when we had come this far, we will achieve scale and profitability less than 3 million dollars in equity. And so what we really liked in Arrow was there?

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Harish Chidambaran, CEO - iLearningEngines: you know, one. Their understanding of software, which I thought was superior and understanding of M. And a which is an important part of our good growth strategy, and 3 for us. What we felt was we could benefit from just having that.

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Harish Chidambaran, CEO - iLearningEngines: The infrastructure in place, operation, infrastructure, that from a private equity led standpoint which I think is really useful. You know, we’re rolling. As Matt mentioned, all our equity in this transaction. So for us, what’s really most important is not the price

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Harish Chidambaran, CEO - iLearningEngines: on day one of the offering, but what sets us up best

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Harish Chidambaran, CEO - iLearningEngines: to be maximizing our sharehold value over at the end of year, one year, 2 years rate. What’s the best way to put this foundation in place

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Harish Chidambaran, CEO - iLearningEngines: and scale going forward. So we felt like this was the the right opportunity for us. And you know, I almost look at our analogy as what like sales force did to go public interest like they set it up for long term success that necessarily for short term success. And I feel like that’s sort of the model

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Harish Chidambaran, CEO - iLearningEngines: and playable that we think will benefit alright benefit us.

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And that’s such a great point, you know, to to say you are already profitable.

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Jarrett Banks, Editor-at-Large - IPO Edge: we’ve we’ve seen a lot of specs here at Ipo Edge. Now, let’s talk a little bit more about your work with the oil and gas industry. I understand you’ve actually been helping with some safety issues there as well.

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Harish Chidambaran, CEO - iLearningEngines: Right? So you know, at the end of the day what we do for any

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Harish Chidambaran, CEO - iLearningEngines: organization as we help them

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product as their institutional knowledge, and then help drive the

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Harish Chidambaran, CEO - iLearningEngines: Delivery of that institution or the consumption of the institution knowledge

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Harish Chidambaran, CEO - iLearningEngines: to improve various outcomes. So in oil and gas, for example. the

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Harish Chidambaran, CEO - iLearningEngines: you know, an important area is around safety and maintenance. These are very mission critical things for an oil and gas company, right? So you know, for us we had a

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Harish Chidambaran, CEO - iLearningEngines: a a customer that was recovering from a pretty severe accident which they sort of attributed to employee. Error and loss of lives, millions of dollars and losses. And so for them this was not a theoretical exercise on. What’s a better post to train, etc., they said. We need to have a system in place

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Harish Chidambaran, CEO - iLearningEngines: so that this will not happen again, a system of learning or assist and so and that’s really where we came in. So when we got into this organization, the first thing we did was around safety and maintenance. We were able to help create a knowledge store. We, our our platform, would go through within the enterprise. Take all the homegrown institutional content that’s in there. Our AI has the ability to scan these documents and convert them

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Harish Chidambaran, CEO - iLearningEngines: into various learning artifacts or knowledge artifacts by embedding assess spans, identifying reviews, identifying answers, etc. So, using

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Harish Chidambaran, CEO - iLearningEngines: this platform, they were able to create a several hundreds of thousands of learning artifacts. And on the other side we integrate to all the systems in the enterprise, the er based system, the vessel management systems, the crew manifest systems. So you are able to extract both process gaps and competency gaps. So the company in real time get to see where the gaps are. You know all the the the remedy options, and the knowledge artifacts.

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Harish Chidambaran, CEO - iLearningEngines: and then to be able to deliver those artifacts to where those gaps are. And I think that’s really where the power of Iil is, you know, when you think of learning automation or ideas from an incident

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Harish Chidambaran, CEO - iLearningEngines: to remedy in a fixed amount of time, maybe 60 min, 60 s, whatever that measure is. So in the oil. Yes, we were able to really systematically reduce the number of near misses that the companies had year over year. And so one of the big things for them is

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Harish Chidambaran, CEO - iLearningEngines: a time loss due to incidents, you know. So for the last 3 years they will achieve a 0 time loss due to incidents. So those are kind of the abilities that we’re able to deliver using our platform. And this becomes a huge selling point for an organization. Once they deploy, they can go to their customers, which are big oil companies and say, Hey, you should hire us, because this is how we

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Harish Chidambaran, CEO - iLearningEngines: address safety, or we address maintenance. So for us, you know, wherever there’s a huge need for to improve mission control outcomes. We think that learning automation using AI and Ild is a very powerful solution.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right? Now, you mentioned earlier that that you started with a focus on the healthcare industry. You know it’s no big secret that the healthcare industry in this country has many, many problems. How are you helping to solve some of those issues?

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Harish Chidambaran, CEO - iLearningEngines: So I think from our standpoint?

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Harish Chidambaran, CEO - iLearningEngines: You know our focus. You know, we are trying not to

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Harish Chidambaran, CEO - iLearningEngines: boil the ocean with the AI. We want to. You know, our real goal is

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Harish Chidambaran, CEO - iLearningEngines: our focus, I would say, is around knowledge driven transformation, which we think, is a very substantially

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Harish Chidambaran, CEO - iLearningEngines: and a very valuable area to focus on. So from our standpoint.

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Harish Chidambaran, CEO - iLearningEngines: the model is very similar in each. With every vertical we play in. We have companies create a knowledge cloud which is the repository of their institutional knowledge, and then drive the conception of that to drive out employed health care. What this means is

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Harish Chidambaran, CEO - iLearningEngines: this could be areas around

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Harish Chidambaran, CEO - iLearningEngines: patient education. So hospitals have a huge, patient education. Need. They can use this platform to deliver patient education. It could be the area of business management of care management, you know. Today they’re dealing with delivering care for.

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Harish Chidambaran, CEO - iLearningEngines: you know lots of chronic disease patient, whether it’s a diabetes, heart disease, hypertension, etc. So using the same platform and infrastructure to deliver those kind of solutions. So key to what we do, Jared. And then one thing to really understand is, you know, organizations don’t consume AI directly they consume solutions built on AI, right? So I almost think of the analogy as

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Harish Chidambaran, CEO - iLearningEngines: electricity, you know. People. Do you know, you don’t have electricity?

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Harish Chidambaran, CEO - iLearningEngines: Generate a company going to people knocking on people’s door, asking, Would you like to buy some electricity? They partner with

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Harish Chidambaran, CEO - iLearningEngines: recreation companies, air conditioning companies, etc., and they build solutions powered by electricity, and that’s still the same analogy. What we do. We work with a lot of value added resellers. And so these are when we are in health care. We are working with resellers who

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Harish Chidambaran, CEO - iLearningEngines: can build these care orchestration with these management solutions, etc., all using the Ayelli platform.

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Harish Chidambaran, CEO - iLearningEngines: and that is then being sold to these different organizations. So whether it is patient education, disease, management, workforce training, these are all the areas that were very much focused on in these industries, you know, today, we have over 100 and 40 healthcare systems over 200,000 users being

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Harish Chidambaran, CEO - iLearningEngines: part by our platform. And it’s really, you know, whether it’s education or whether it’s healthcare. These are not really big areas from a market standpoint

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Harish Chidambaran, CEO - iLearningEngines: but they’re also session resistant, which is really important for an organization. You know, we’ve been one of the fastest growing companies over the last.

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Harish Chidambaran, CEO - iLearningEngines: You know, several years, and were profitable. And you know, during this time we withstood lot of

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Harish Chidambaran, CEO - iLearningEngines: cyclical things in various industry verticals here. But I think what’s really helped us is the fact that education and healthcare tend to be pretty recession resistant.

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Jarrett Banks, Editor-at-Large - IPO Edge: Right? Well, let’s let’s go back to education for a second. You were telling me yesterday that there. There are some differences between the North American and Asian education markets. Can you speak a little bit about that? In particular? You were you were talking about the for profit. You know, system particularly in India as well.

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Harish Chidambaran, CEO - iLearningEngines: Right? I think. You know, this is the

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Harish Chidambaran, CEO - iLearningEngines: you know. What’s really interesting is. if you go outside of

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Harish Chidambaran, CEO - iLearningEngines: the US. Education market and some parts of Western Europe. The predominant form of delivery of education in the K. Through 12. Segment is

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Harish Chidambaran, CEO - iLearningEngines: private school markets.

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Harish Chidambaran, CEO - iLearningEngines: So you have to, you know. So this is, you know, here. And so when you take place like India, the Middle East. Even lots, part of Africa, etc. You know the better education institutions tend to be

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Harish Chidambaran, CEO - iLearningEngines: either for profit, education, institutions, or you know primary, that seems that is the main goal. So what? From our standpoint. What that also means. Many of these institutions are self funded, you know they don’t have any other source of funding other than generating revenue from what students pay us tuition.

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Harish Chidambaran, CEO - iLearningEngines: and that is the predominant area. So from our standpoint when we talk about building these AI powered schools. That is an enormous market segment. And if you just look at the education

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Harish Chidambaran, CEO - iLearningEngines: vertical itself. You look at the top

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Harish Chidambaran, CEO - iLearningEngines: 50 to 20 unicorns and education majority. Them happen to have come from that part of the world because they. They tend to be very competitive, and they are, you know, they want to invest in new things that will generate more revenue for them. So for us. Many of these institutions now are want to get this AI infrastructure place to build. Deliver

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Harish Chidambaran, CEO - iLearningEngines: school integrated tutoring so that you know, a lot of times. Students are spending thousands of dollars in tuition in the school and then also spending

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Harish Chidambaran, CEO - iLearningEngines: similar amounts on after school tutoring and test prep, which is part of it. And this is a sort of frustration for a lot of these institutions, because you have 2 different teachers whispering the same. You know different things a student on math or science. I guess there’s a lot of confusion. So

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Harish Chidambaran, CEO - iLearningEngines: here, what we are able to do is give, empower these institutions

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Harish Chidambaran, CEO - iLearningEngines: to be able to now deliver tutoring that is integrating to their curriculum, consistent with their way of learning.

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Harish Chidambaran, CEO - iLearningEngines: A. A. And this is a huge opportunity out there, you know, we’ve been. We have partners that we work with, and we do many of these joint marketing events, and we get hundreds of owners of school systems coming

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Harish Chidambaran, CEO - iLearningEngines: to to our marketing road shows and literally signing up mo use immediately. And it’s this enormous number. So that’s so, you know, for them, really, the opportunity is around after school tutoring. Also, you know, they’re also partly looking for new ways to expand revenue, what kind of offerings we can offer, etc.

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Harish Chidambaran, CEO - iLearningEngines: But I also wanna kind of stress that there is a big opportunity in the in the North American market as well it like, for example, you think about home schooling is one of the largest growing areas right now in education here and often. That means that they’re pulling these students out of

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Harish Chidambaran, CEO - iLearningEngines: the existing school infrastructure. They work with some of these other institutions. But I think this great opportunity to start having

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Harish Chidambaran, CEO - iLearningEngines: many of these institutions that are AI powered to be able to deliver, not just school deteriorated, but also home school operates, dual school offerings, hybrid offering. You know the path that’s just once you have an AI infrastructure. It opens up many, many different delivery models for education. And we see this at the

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Harish Chidambaran, CEO - iLearningEngines: college level, right? We are thinking, you see, little more E learning programs, degree programs, etc. But I think of K. Through 12. It’s pretty much the same. You know what we did 100 years ago. 1,000. Everybody goes in school in the morning comes in the and nothing is really changed. I think today, with this.

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Harish Chidambaran, CEO - iLearningEngines: you know, we are able to open and have a paradigm shift

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Harish Chidambaran, CEO - iLearningEngines: in that part of the market as well.

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Jarrett Banks, Editor-at-Large - IPO Edge: Great. Let’s bring Matthew back into the conversation, Matthew, in your mind. How does I? Learning engines differentiate itself from competitors out there?

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: Well.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: I mean, there’s not a lot of competitors doing what they’re doing in terms of AI infrastructure. You know, I think, fortunately, and and and one of the drivers with the benefits of of being a public company immediately via the stack is going forward.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: We will be in the comp set, let’s say when people are doing AI transactions going forward and not looking at the other AI Comps, we are going to be the leader in it.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: you know, the differentiator, at least from the company’s standpoint, is that

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: you know it’s it’s the no code.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: It’s the broad base. It’s the knowledge cloud.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: And at the same time you can make use cases which are point solutions.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: So it’s not a point solution company, right? And it doesn’t. It is. It’s a horizontal. It is wide, but it can go deep in one sub sector, right? And it can go deep into one subsector because of the expertise, but also because of the data it ingests from that subsector

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: making the product differentiated and better and more productive. Let’s just say, than other tools out there and

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: and then that’s at scale. That’s not a dream. Pipe, dreamish type scenario with the founder beating her chest. Here. This is real. It’s now it’s rinse. Rosh repeat. Which is, I think, vastly different from others in the market.

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Harish Chidambaran, CEO - iLearningEngines: just just to add to it. And what Matt said Matt, should, you know, really summarize? Well, I think. And he touched upon the data sets that we’re talking about. You know, one of our biggest company advantage is a specialized data set that we have. You know, we talk about knowledge, driven transformation

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Harish Chidambaran, CEO - iLearningEngines: the core, underpinning to everything that we do, that we call our

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Harish Chidambaran, CEO - iLearningEngines: the engagement signatures of what drives organization, performance, how are users engaging with their work and their learning

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Harish Chidambaran, CEO - iLearningEngines: to improve their own performance and also their organational performance? This kind of data, not readily available

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Harish Chidambaran, CEO - iLearningEngines: outside right? And these are huge competitive modes, you know. One thing we saw when Openai came into this world. Seemingly or on a year ago, you know, it really changed. You know, no one’s done, I think, for industry more than what they have done to the AI industry. But since they came along

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Harish Chidambaran, CEO - iLearningEngines: to, with their large language models, we have a plethora of large language models company. So you know. So it’s sort of become commodity, because everybody has sort of the same data, right? So the key, I think, to success in AI is the specialized data sets. And I think for us, these data sets that we have a very, very rare, because the key for us is we are fully integrated into the fabric of the organization. So we capture all user content and user work interactions.

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Harish Chidambaran, CEO - iLearningEngines: And so these data sets are a huge competitive mode. And we, you know, we’re 12 verticals today, and the reason we go vertical by vertical is for each vertical. We are building our own enterprise language models

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Harish Chidambaran, CEO - iLearningEngines: built on top of these specialized data sets.

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Harish Chidambaran, CEO - iLearningEngines: And that’s a huge competitor. So even if you have many other big players, everybody’s trying to get into the space while people may have the capability to build the software to come in, they still had to go get these data sets. So we feel like this builds a huge competitive mode for us. You know the key for this is when we build our platform and we

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Harish Chidambaran, CEO - iLearningEngines: go into an organization with these models.

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Harish Chidambaran, CEO - iLearningEngines: These models improve on the company’s own data, and that itself means the huge switching past companies cannot replace. You know, we have, you know, net dollar detection. For example, between 1 15 and 1 35 over the last 5 years we had very little churn. So this is really built to be very sticky, and

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Harish Chidambaran, CEO - iLearningEngines: upset. So for us, these comparative modes and these verticals along with our ability to up absolutely. I think it’s a huge competitor. Advantage among everything else, too.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: maybe about 6 to 9 months ago, or he started telling me when he was seeing prospective customers. And these are large large businesses.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: The CEO would join the meeting unannounced.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: because it is such a strategic change. AI infrastructure.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: And and that’s not going away. That is a megatrend. A long term here. And it’s demonstrable.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: And then another differentiator. And why it’s such a big decision is when you make that knowledge cloud with all of the school or enterprises

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: content and data interactions in this knowledge cloud. And you build a use case on it.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: You then build another use case on it, and then another use case on it, and you already built that infrastructure in place.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: and that goes right to the retention of the business, which is obviously off the charts here.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: And so II think it. Just from the metrics alone you could see that there is something happening here that it it is differentiated in the market.

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A very compelling topic. I’m going to bring my colleague John back into the mix here, and we’re going to take questions from the audience. I see a few already there.

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John Jannarone, Editor-in-Chief - IPO Edge: Great thanks, thanks a lot, Jared. You know, II wanna step back a little bit here. And talk about the the the origins of the business. Harish, in the last year, as you gentlemen were just talking about AI is the biggest buzz word around, and there’s a lot of money going after it. But you were able to raise money and invest in AI before it was such a big, a big thing. Can you just tell us a little bit about that? I mean

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John Jannarone, Editor-in-Chief - IPO Edge: you you were. You were very deep into AI when no one was talking about a decade ago, from what I can tell, can you just tell tells me that journey a little bit, and how you convinced investors to back you before you know it. It caught fire.

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Harish Chidambaran, CEO - iLearningEngines: That’s you know. That’s a great question, John. You know my my background was united. That I was the a microprocessor design architect at Sun microsystems, and we used a I principles to improve computing power. So you know, for me, I always felt like

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Harish Chidambaran, CEO - iLearningEngines: there’s a great opportunity with Ari to drive knowledge, driven transformation. And I think that’s where we built. We also recognized the value of data. coming into this. So from our standpoint, you know, we got this far with less than 3 billion dollars on equity. I think the key thing for us, we would establish a very strong product market fit. It was. Really, we felt like learning. Automation was a starting point. You’re right. If you go back to twenties 18

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Harish Chidambaran, CEO - iLearningEngines: 2019 2017 timeframe. The people didn’t know what AI was, so we never tried to go to a company and say, Hey, would you like to buy an AI solution. What we said was, Hey, would you like to buy a learning automation solution

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Harish Chidambaran, CEO - iLearningEngines: that users AI. But let me tell you why this makes a big difference for you. So I think that was it. So I think we did a few very good things. One was, I think, we built a very strong product. You know, we raised the capital. We did. We were very capital efficient. We worked with a.

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Harish Chidambaran, CEO - iLearningEngines: you know, a very strong technology partner to build the product. And that was really working with a technology partner to help us build a product means that from day one we had the ability to ramp up and ramp down our product team. So we are very, very capital efficient. With that, you know. Once the product was built, we didn’t have to carry that

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Harish Chidambaran, CEO - iLearningEngines: R. And D. Team tried to figure out what else they could do. We just said, Hey, that’s

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Harish Chidambaran, CEO - iLearningEngines: you know. And so that was so we were very efficient from the beginning. We got a very strong product. But but from the beginning, we also, you know, with, by selling this learning automation solution we were able to establish a very strong strategic value to a customer. So all our contracts are

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Harish Chidambaran, CEO - iLearningEngines: long term contracts. You know we don’t. We never went after this a small content, and we will try to prove we said, Hey, listen! If there’s a value here, let’s do it. And so from the outset in our contract we have 3 year contracts, 5 year contracts, annual contract with renewals that’s sort of the basis of. And so the back of long term contract, able to ramp up and ramp down our team, the strong product market to be very capital, efficient, and we built it.

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Harish Chidambaran, CEO - iLearningEngines: The other thing, I think, was very important for us was when we built an A. I platform. We knew that the data that we are using to build our models.

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Harish Chidambaran, CEO - iLearningEngines: Was going to be greatly beneficial to us.

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Harish Chidambaran, CEO - iLearningEngines: so we felt it was very important that we

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Harish Chidambaran, CEO - iLearningEngines: shared that benefit with the people from whom we were getting this data. So we started buying data from

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Harish Chidambaran, CEO - iLearningEngines: various custom. All the data that we have in our systems are licensed and purchase.

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Harish Chidambaran, CEO - iLearningEngines: And and so that was another huge thing, because

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Harish Chidambaran, CEO - iLearningEngines: we were worried about. You know, we don’t. You know, we are able to give customers the ability to build this deploy this AI without having any. IP. Infer vendors copyright infamous on on the data underneath there. So you know, we went through this phase where lot, you know, people and investors were asked us, hey, why are you paying for data when you can just

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Harish Chidambaran, CEO - iLearningEngines: take it like everybody else? And we said, Well, no, we think this great amount of value. This is also very valuable data. And I think if you go back and the same people today are like, Oh, wow! You were able to, you actually bought this data today. So I think, there was, I really feel like we have a pretty good

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: you know, product market a great team that understood the value of this. We listen to our customers and then did some of these things like your long term contracts. And can you until you and just focus on customer value? I think that’s capital efficiency, not just of the operations, but also of the balance sheet and the cap table, and he has only raised 3 million of equity. He did bring in a partner of Wti, which is a very reputable

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: old school old. I don’t say old school, but older venture firm venture debt fund

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: and and raise capital there, which was a highly efficient from a cost of capital perspective.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: And and going forward, you know, II think Herish and Team have the same mindset as we’re a public company, we, you know this is all the money being raised now really is for more of an offensive posture.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: I think other stocks are racing it just because they have to exist. That is not us.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: And so we, you know, II stated in the public docs, it’s there’s there’s equity. There’s debt, potentially in this transaction. But many need by offensive is

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: hiring more instructions for growth. One.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: 2. It’s buying more data sets

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: 3, it’s M and A,

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: and we believe that there are a ton of call it 5 to 20 million dollar enterprise software companies in the world venture back that need homes. and they horizon team have already done this with insurance of a business called Intubate, where they bought a business, put their technology in it.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: Use this AI infrastructure and turned a slow growing business into a fast growing business.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: And so we, our route, will roll up our sleeves and be very much involved in this, and and really have already started doing this as as an investor in the business where we could find a business in a various sector.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: Even very detailed subsector

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: acquire that business. put in our AI infrastructure. That Enterprise software company has data, has customers, and interact there is data there which can make that software better.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: We will go in there. Put the AI software in. You don’t even know you’re using. It’s like tableau, a business intelligence tool end of the day. It’s more white labeled. But we’ll make that software better, making that target better and a creative from a transaction standpoint

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: Matt. So so to understand you’re right. You, of course, will now have publicly listed equity that you could use as acquisition currency. So that that’s something that was not at your disposal before. Right? Correct. There’s which is a huge massive benefit, right? And and and having these targets join this

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: larger public growing leader

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: with equity. And of course there’s cash, and of course there’s debt, and that will all be readily available for add-on acquisitions.

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John Jannarone, Editor-in-Chief - IPO Edge: You you know, Matt, that reminds me of something that I was thinking about when we spoke yesterday. This is, I mean, obviously we saw that that great visual showing what an unusual business is. But how do you look at striking a balance between growth and profitability? The company is growing very fast, but it’s already profitable. It’s it’s it’s I mean, we’ve seen hundreds of companies go public, and it’s unusual to see one quite like this.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: I’ve looked at probably thousands of them right over and and and it really is different, and especially in this market, that that difference should equate to value.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: look at the AI space and the place that her she’s playing in. And team I learning it is a growth market

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: right? The market is growing at 25, plus for the long term, according to every analyst out there.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: We, we believe, will be I, learning, will be growing at a faster clip.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: but also in a profitable manner. I don’t think that Grecian I, learning, have the capabilities from a culture standpoint to be otherwise.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: So so is it, but still keeping it growth. And we want to be perceived as a growth company.

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John Jannarone, Editor-in-Chief - IPO Edge: Great Harisha, I wanna bring you back into the conversation here. We talked about education. But as I’m sure some of you have read about or even heard about from your friends. Home schooling. Seems to be here to stay. Is is an investment with you guys, a bet on home schooling in a significant way. Just tell us about how how you’re getting involved there, because from what I can tell. A lot of kids wound up being home schooled during Covid and families liked it, and they’re still doing it

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Harish Chidambaran, CEO - iLearningEngines: right. I think, from our standpoint the way we have looked at it. And I think the way we have felt this.

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Harish Chidambaran, CEO - iLearningEngines: we’re investing in

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Harish Chidambaran, CEO - iLearningEngines: a large number of or you know we, we feel like we are able to turn a large number of existing Bicamo schools into Af or schools. Who can then deliver many of these kind of offerings, whether it is school integrated tutoring after school tutoring, test, prime

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Harish Chidambaran, CEO - iLearningEngines: home schooling, dual schooling. And I think that’s really the way we see the way forward. And also there are other aggregators of home schoolers who can build. Basically, the goal is using ile, you can

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Harish Chidambaran, CEO - iLearningEngines: product idea after the institution knowledge and then drive.

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Harish Chidambaran, CEO - iLearningEngines: you know, a wide range of offerings. Out of that so definitely. That’s a very exciting area for us. We will be partnering with a lot of comp. Continue to partner with a lot of companies who can build solutions on our platform to address these areas. You know both healthcare and education are very, very important and dear. To me, you know, I feel like one of the big value proposition that that we can bring with AI is to bring down the cost of

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Harish Chidambaran, CEO - iLearningEngines: tutoring and the cost of educating, delivering a code to a lower number. We think to day. We are already bringing it down to about less than a hundred dollars a student per topic. If we can bring that down to less than $10 a student per topic pretty much. Every student in this world will get a tutor that is

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Harish Chidambaran, CEO - iLearningEngines: like a human tutor that’s available for them

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Harish Chidambaran, CEO - iLearningEngines: throughout their the year.

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Harish Chidambaran, CEO - iLearningEngines: Think of what that could do to improve outcomes of students anywhere, right when you talk about access. So I think we’re, you know, we’re kind of bringing the principles of Moore’s law, like, I think over time, the the cost to deliver a course is gonna come down from 100 to 50 to attendance right? And that’s really very exciting. I think we we would. We feel like we will transform.

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Harish Chidambaran, CEO - iLearningEngines: you know, home schooling, and it may become part of every you know. Every student will get the chat to go to school and be home school right even since. You, you know, we think of it as people come home and do homework, and you know it. You could make, you know you think of it just many different ways.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: And of course, there’s Asia, there’s there’s Africa. There’s other areas, the global business

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: and an Ed tech in Asarish was saying, it’s more of a for profit type model. And there’s budgets for Ed Tech. And now there’s budget for AI, and people are figuring that out that it is. There is a need. It’s not a want that you got to. You have to have this. And at this point, as a known entity in India it is rinse, wash, repeat, and just from that alone. We’re in various other sectors. And it’s global. But just from that geography, and just from that sector alone. We, we believe this will be a very valuable company.

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Harish Chidambaran, CEO - iLearningEngines: India, Middle East, and, like you said there are over. If you look at just between Africa, Middle East India, parts of Asia. We’re looking at at least a million schools

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Harish Chidambaran, CEO - iLearningEngines: that are out there, and we think out, O that a hundred 1,000 are right in our sweet spot, and if you just get to 10,000 and the average size number of students in these schools are like.

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Harish Chidambaran, CEO - iLearningEngines: over 2,000, you know, we’re getting into, like.

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Harish Chidambaran, CEO - iLearningEngines: you know, pretty significant. Another 20 million students through this 200 million students over time. That sort of

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Harish Chidambaran, CEO - iLearningEngines: enormous, enormous numbers that we look at the scale is just on that alone as enormous. But we feel like we can do that not just in

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Harish Chidambaran, CEO - iLearningEngines: education, button healthcare in insurance, each vertical we can go. And vertically, you know, I think so. This is very much built for scale as a company. And then, you know, building M and A goes for all the different areas that we’re looking at. You know, there’s one area that we what we always felt, you know, being in the microprocessor world. I already saw the Intel inside strategy that we have in every

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Harish Chidambaran, CEO - iLearningEngines: computer that we see, and we have something called the Ily insight a a strategy which is very much that we want every application, every content, every institution, every health system you know to be powered by ile right. I mean, Ily insight. And I think that’s really our vision as well here. What we want to accomplish

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John Jannarone, Editor-in-Chief - IPO Edge: now harish another thing that’s probably changed the last few years is the demand for both, I would say. Senior management and engineers, who are very, very well versed in AI. Is is that been a trouble for you guys as you, as you expand, find it finding the right talent, because I feel like everybody in the world wants to hire the same people.

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Harish Chidambaran, CEO - iLearningEngines: you know. That’s where that’s key, I think you know, from our side I always felt whether whether or not there was a demand for AI, or this always be

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Harish Chidambaran, CEO - iLearningEngines: a shortage of really good talent anywhere, you know. Yeah. And I think so from our standpoint, you know, we all, you know, we have a pretty global team. And so we have been able to get talent from anywhere around the globe. So we have a pretty strong

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Harish Chidambaran, CEO - iLearningEngines: team and cadre of people in a I. But also what’s really exciting for us is, you know, the people who head our engineering teams, etc. These are people who

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Harish Chidambaran, CEO - iLearningEngines: have come from the companies where they managed

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Harish Chidambaran, CEO - iLearningEngines: 5,000 10,000 engineers. So I mean, most people haven’t seen 5,000 engineers, let alone manage them right? And so the part of it what we are bringing in is really, hiring a lot of very talented people, you know, either fresh out of college or year or 2 out of that, but teaching them

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Harish Chidambaran, CEO - iLearningEngines: and training them to become

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Harish Chidambaran, CEO - iLearningEngines: work out there. So we have one of the best training programs, but also going in. So we get and we’re seeing tremendous results out of it. Yeah, we get some talent people coming in. They they’re already great skills they work with, you know.

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Harish Chidambaran, CEO - iLearningEngines: you know, we teach them how to. You know of the basics of AI. More than that, very strong fundamentals that we we bring into this. And then they get to work on this very, very impactful areas. Education, healthcare. It’s very meaningful, you know. One other thing. You know, we had a very high retention of employee. Look at senior management over 90%, and I always felt, you know, in a startup environment that’s not easy, right? I mean, you. Generally, people are

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Harish Chidambaran, CEO - iLearningEngines: a pretty high-stress environment, and to have very high retention. And I really enter with the fact that, you know, they get to work on something very exciting and also pretty tangible and meaningful, right? And I think that’s really exciting. We have internal recruiters that help our portfolio companies hire and Harish

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: already, and team along the way. Less so on engineering sites. I don’t think they need help with that. And they have that network. But even other levels and or other areas and and senior level people. And obviously, this is an exciting story, not just an exciting sector, but exciting story from sheer size and profitability and and growth, and and and you know what we intend to do with this business?

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John Jannarone, Editor-in-Chief - IPO Edge: Great. There’s a question about your international aspiration. So you’re obviously global already. Someone asked, if you plan to open a Swiss office. But can you tell us, are there any particular regions that you’re really excited about right now?

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Harish Chidambaran, CEO - iLearningEngines: No, we’re see. I think we are very much a global company. Right? So we’re today, we have offices of in the Us. In India, in in the Middle East

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Harish Chidambaran, CEO - iLearningEngines: Australia, you know, we’re looking to open it in the Uk. EU is definitely of 3 interest for us, you know, and I think Switzerland sounds, you know, is a pretty good area for to think I’d be given that it?

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Harish Chidambaran, CEO - iLearningEngines: No, we’re we have. Look, we have been looking at EU. And you know, one of the things that we like is the

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Harish Chidambaran, CEO - iLearningEngines: you know, they are much more friendly to start ups and and also more than start up to tech companies etc. So definitely of very strong interest for us going forward in this, I think AI is

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Harish Chidambaran, CEO - iLearningEngines: very, very

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Harish Chidambaran, CEO - iLearningEngines: you know, is moving at a very fast pace here, and EU is definitely

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Harish Chidambaran, CEO - iLearningEngines: what are the going to be? A pretty important player?

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: Multinationals, and just naturally pulling us to various geographies. Right? And one thing I’ll also add, is, you know, historically, when we thought about going to a particular country to open

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Harish Chidambaran, CEO - iLearningEngines: an office. There was offered hits there a market there for our product, right? But now, especially with

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Harish Chidambaran, CEO - iLearningEngines: the ability to work remotely, etc. You know what is really exciting for us is we are opening offices in places where we can get good talent.

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Harish Chidambaran, CEO - iLearningEngines: right? So you know, we could open an office, and you know for me. It’s not a place like Switzerland, you know, has tremendous talent right? A place like Portugal has tremendous talent. Every country has tremendous talent, and you can go there and open these offices. So I think it’s pretty very exciting for us, you know. I mean, we talked about the original idea with the dark

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Harish Chidambaran, CEO - iLearningEngines: knowledge cloud the priorities of institutional knowledge. And John White. Was that the reason that thought of it came to me from the beginning why you did have a knowledge cloud is

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Harish Chidambaran, CEO - iLearningEngines: historically, when you think about proper institutional knowledge we think about, you know, we heard about the Mckinsey way the old HP. Way, the Amazon way, every company as a way of doing business right. And that was when people came into the work place every day, worked closely with each other, and they built that institution knowledge.

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Harish Chidambaran, CEO - iLearningEngines: Now, companies are getting more and more remote. You know, people are working this day more distributed fashion. The challenge for every company is, how do I now

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Harish Chidambaran, CEO - iLearningEngines: create and enhance my institutional knowledge when people are not, aren’t coming to the same work place every day. And I think so. You need a system like, IE. That prioritizes institutional knowledge to start to build and maintain that. So I think the opportunities with what we’re doing, go away beyond

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Harish Chidambaran, CEO - iLearningEngines: the use cases and everything. And this is becoming very. You know, it’s going to be very fundamental. Every company is going to have a knowledge cloud in there like they have a sharepoint, or like like they have a database. I think that’s another very exciting aspect for us

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John Jannarone, Editor-in-Chief - IPO Edge: great. Just a couple of questions about your customers. If I and I encourage everyone’s watching this to check out the investor presentation, something that’s in there. I noticed, is, you have over 1,000 customers. Can we talk about? The the range of size we’ve talked about the different verticals they’re in, but are some of them, I mean. Sounds like some of them are gigantic. But how small of a company can you work with, or how small of a client.

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Harish Chidambaran, CEO - iLearningEngines: You know from ourselves, when we, the 1,000 plus enterprise customers that we are talking about

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Harish Chidambaran, CEO - iLearningEngines: the definition is really, they have at least 250 license users of Ile in their enterprise, so they tend to be of decent, I would say the medium to large in in nature. But you know the applicability for Ily goes across the entire spectrum of businesses. But for us I would say it is the the medium to large enterprises. We have. We have at least 250 license users and so we have over a thousand plus you know,

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Harish Chidambaran, CEO - iLearningEngines: enterprise and more, and growing spread across all these different verticals.

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John Jannarone, Editor-in-Chief - IPO Edge: Great. And do you get a lot of natural referrals to keep your customer acquisition costs down, I mean I imagine that some of these Ceos might be might be friendly with each other, and they’ll say, Look, look what we’ve got, and we’re very happy with it. Does that? Does that? Does that kind of thing occur

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Harish Chidambaran, CEO - iLearningEngines: for sure, I think. Good referrals are a very important part, you know we you know, one of the key things in our offering, Jonas. When it comes to a I we bundle our support with our offering. So we don’t just offer the platform and say, you guys go figure it out. We actually bundle the support meaning throughout the existence of the contract with Ailee

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Harish Chidambaran, CEO - iLearningEngines: personnel are providing support to the customer in terms of setting the the integrated with the various systems on board each other. There is very dedicated bundle support, and this was built with the idea of delivering strong customer value. So we have very high customer satisfaction, and we sort of really optimize. But sure we felt like. If you can build very satisfied customers, long term contracts.

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Harish Chidambaran, CEO - iLearningEngines: then notly will they refer to us, you know, in our case we have like I gave the example of a oil and gas company. They showcase how they do their

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Harish Chidambaran, CEO - iLearningEngines: or they use ily to win business. So so I think it goes beyond this just hey? You should take a look at it. I think this is lot more of that. But I have a very robust customer acquisition strategy. You know we do both inbound, and we work with a lot of value as resellers, and we do a lot of join market events. So we support them in this process. So you’re right when there’s a lot of leads and opportunities that come through inbound and outbound we. And so for us. One of the key things is we do what’s called a defined proof of concept meaning.

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Harish Chidambaran, CEO - iLearningEngines: We go through this traditional process of selling. We start with. You know the prospecting we do, Demos

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Harish Chidambaran, CEO - iLearningEngines: and once we then we get into proposal stage, where we are discussing the frameworks of a contract. and we established us a budget that they can pay, etc. Once that is done, we tell them we will do a 3 to 6 month

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Harish Chidambaran, CEO - iLearningEngines: Poc, at risk meaning, you know, we will actually deploy this. You get to see this working in your enterprise, and our conversion rates are above 70%. In that case, that’s really in many ways. Our sales cycles are between 6 to 9 months, and people are the Poc extending of sales like I said, oh, it actually shrinks the sales cycle. Because

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Harish Chidambaran, CEO - iLearningEngines: once people get to see this thing working in this environment, there’s nothing more powerful than that, you know. And when you go back t###-##-####, that’s how we were selling to, you know, when there was, you know, people sort of understood AI. What could do? But

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Harish Chidambaran, CEO - iLearningEngines: you know for them it was still a very fuzzy features technology. But what’s this like working in their environment? Everything was different. Yeah. And and to to that point, and to John, to your question, you’re you’re more

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: the topic of of sales efficiency.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: The, you know, once you build that knowledge cloud in which is the big sale maybe used case. You can then upsell the various other use cases, which is the upsell, and the company has a very, very strong net retention, and there is leverage in that sales model right? Historically. And we, we believe how the company is. It’s been 50% new new bookings and 50% upsells has been the growth trajectory, you know, roughly. And we think that will continue. And and that’s goes naturally into the sales efficiency of improving over time.

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John Jannarone, Editor-in-Chief - IPO Edge: Great! You know what we’re we’re gonna wrap up shortly here before we do. I just have. I’ve got a final couple of questions for these gentlemen, but I wanna remind all of our viewers the replay will be published shortly on Ipo. dash.com. We’ll just look up the AR RW. Ticker on your Bloomberg terminal, or or on Yahoo finance. You can find that later. So, gentlemen, I just want to. throw up surprise question to you of sorts. You’re very excited, I imagine, by this transaction closing, but I’d like to hear from each of you.

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John Jannarone, Editor-in-Chief - IPO Edge: It’s early 2024 big year ahead. What are you most looking forward to or exciting about? Once once the ideal closes and the company’s public areish. Can we start with you?

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Harish Chidambaran, CEO - iLearningEngines: Sure, absolutely, I think, from our perspective.

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Harish Chidambaran, CEO - iLearningEngines: John, you know, we feel like

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Harish Chidambaran, CEO - iLearningEngines: EAI has never been at a more exciting place.

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Harish Chidambaran, CEO - iLearningEngines: You know, when it comes to the enterprise there we always been AI for the enterprise, you know. For us.

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Harish Chidambaran, CEO - iLearningEngines: What’s really exciting is.

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Harish Chidambaran, CEO - iLearningEngines: we talked about the education, initiatives, and healthcare, the the ability to continue to expand in those verticals. But we’re in 12 verticals to day. So going going deeper in these verticals and then adding new verticals, is a big part of that’s something that’s very exciting. But you know, we always been a

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Harish Chidambaran, CEO - iLearningEngines: customer first type company. That’s what’s most exciting. But also, you know, we have one. You know, we feel like we have one of the deepest product road maps and a very powerful technology

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Harish Chidambaran, CEO - iLearningEngines: ecosystem within the company. So continue to build on those things as key

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Harish Chidambaran, CEO - iLearningEngines: and the third thing really is around, you know, scaling up our organic growth that we continue to do. And also with that complementing with auto mnd, you know, we’ve shown. You know, we made one very successful acquisition.

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Harish Chidambaran, CEO - iLearningEngines: We have a lot of other opportunities that we have already identified. So really, putting this all in place. You know, we feel like we built a Category Defining company here. And we feel like, if we have an opportunity here to execute and build a very special company and a very important company here. I think that’s

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John Jannarone, Editor-in-Chief - IPO Edge: very, very exciting. Alright, a lot on your plate sounds great, Matt. You get the last word.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: So we’ve been working with her recent team for a year. We think that there is something special here, I think, from its deployment model of being more of a white labeled solution under under the hood, the intel inside analogy.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: It’s from a name perspective, a brand perspective. It’s not as well known including the capital efficiency marketing and getting the brand out. For I learning that’s how they’ve operated.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: It’s it’s it’s sort of interesting and funny to say that that 2,024 is going to be a coming out party for a company that’s doing 400 to 500 million dollars in revenue, and with so many users globally.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: I’m very excited to have that coming out party and having anybody that’s involved in investing in enterprise software, know, I learned.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: and they will.

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John Jannarone, Editor-in-Chief - IPO Edge: All right, we’re gonna leave it there. Matt, this has been terrific. I’d like to also thank my co-host, Jared Banks, and everyone who tuned in today. Thanks for watching.

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Matthew Safaii, CEO - Arrowroot Acquisition Corp.: Thank you so much. John Jar, really appreciate this opportunity here to talk about Ili.

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John Jannarone, Editor-in-Chief - IPO Edge: Alright.

About iLearningEngines

iLearningEngines is a leading cloud-based, AI driven mission critical training for enterprises. iLearningEngines has consistently ranked as one of the fastest growing companies in North America on the Deloitte Technology Fast 500. iLearningEngines’ AI and Learning Automation platform is used by enterprises to productize their enterprise knowledge for consumption throughout the enterprise. The intense demand for scalable outcome-based training has led to deployments in some of the most regulated and detail-oriented vertical markets, including Healthcare, Education, Insurance, Retail, Oil & Gas / Energy, Manufacturing and Government. iLearningEngines was founded by Harish Chidambaran in 2010, with headquarters in Bethesda, MD and offices in Dubai, UAE, and Trivandrum, Pune and Kochi, India.

About Arrowroot Acquisition Corp.

Arrowroot Acquisition Corp. is a special purpose acquisition company formed for the purpose to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. The company is sponsored by Arrowroot Capital, a leading investor in enterprise software. Arrowroot Acquisition Corp. was founded on November 5, 2020 and is headquartered in Marina Del Rey, CA.

Additional Information and Where to Find It

This communication is being made in respect of the proposed business combination transaction involving Arrowroot Acquisition Corp. (the “Company” or “ARRW”) and iLearningEngines, Inc. (“iLearningEngines” and such transaction, the “Proposed Business Combination”). This communication may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to the Company’s stockholders for their consideration. A full description of the terms of the Proposed Business Combination is provided in the Registration Statement that includes a preliminary prospectus with respect to the combined company’s securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of the Company to vote on the Proposed Business Combination. The Company urges its investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus, amendments thereto as well as other documents filed with the U.S. Securities and Exchange Commission (“SEC”) because these documents will contain important information about the Company, iLearningEngines and the Proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of the Company as of a record date to be established for voting on the Proposed Business Combination. Once available, stockholders will also be able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Arrowroot Acquisition Corp., 4553 Glencoe Ave, Suite 200, Marina Del Rey, California 90292. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (http://www.sec.gov).

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE BUSINESS COMBINATION OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in Solicitation

The Company and iLearningEngines, and their respective directors and executive officers, and other members of their management and employees, under SEC rules, may be deemed participants in the solicitation of proxies of the Company’s stockholders in respect of the Proposed Business Combination. Information about the directors and executive officers of the Company is set forth in the Company’s filings with the SEC. Information about the directors and executive officers of iLearningEngines and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the Proposed Business Combination. Additional information regarding the identity of all potential participants in the solicitation of proxies to the Company’s stockholders in connection with the Proposed Business Combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available. Such interests may, in some cases, be different from those of iLearningEngines’ or the Company’s stockholders generally.

Disclaimer

This communication relates to a proposed transaction between iLearningEngines and ARRW. This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements Legend

Certain statements included in this communication that are not historical facts are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995 with respect to the Proposed Business Combination. Forward looking statements generally are accompanied by words such as “believe,” “may,” “will, “estimate,” “continue,” “anticipate,” “intend,” expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” the negative forms of these words and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, trends and developments in iLearningEngines’ industry, operating results, potential revenues, growth forecasts, growth of customers, continued adherence of customers to iLearningEngines’ services, business strategy, various addressable markets, anticipated trends, developments in markets in which iLearningEngines operates, the market adoption of iLearningEngines’ technology, platform and products, the capabilities, performance, and advancement of iLearningEngines’ technology, platform and products, iLearningEngines’ projected economics and expansion in global markets, iLearningEngines’ pro forma information, the expected management and governance of iLearningEngines and iLearningEngines’ future technology and platform development and roadmap. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of the respective management of iLearningEngines and the Company and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions this communication relies on. Many actual events and circumstances are beyond the control of iLearningEngines and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political, and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Proposed Business Combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Business Combination or that the approval of the stockholders of the Company or iLearningEngines is not obtained; (iii) failure to realize the anticipated benefits of the Proposed Business Combination; (iv) risks relating to the uncertainty of the projected financial information with respect to iLearningEngines; (v) risks related to the rollout of iLearningEngines’ business and the timing of expected business milestones; (vi) the amount of redemption requests made by the Company’s stockholders; (vii) the ability of the Company or iLearningEngines to issue equity or equity-linked securities or obtain debt financing in connection with the Proposed Business Combination or in the future; (viii) the ability to maintain the listing of the combined company’s securities on NASDAQ or another national securities exchange; (ix) the risk that the Proposed Business Combination disrupts current plans and operations of iLearningEngines or the Company as a result of the announcement and consummation of the Proposed Business Combination; (x) the risk that any of the conditions to closing are not satisfied in the anticipated manner or on the anticipated timeline; (xi) the effects of competition on iLearningEngines future business and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (xii) risks related to political and macroeconomic uncertainty; (xiii) the outcome of any legal proceedings that may be instituted against iLearningEngines, the Company or any of their respective directors or officers, following the announcement of the Proposed Business Combination; (xiv) the impact of the global COVID-19 pandemic on any of the foregoing risks; (xv) any changes to the accounting matters of the Company as a result of guidance from the SEC; and (xvi) those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents the Company has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company nor iLearningEngines presently know, or that the Company nor iLearningEngines currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and iLearningEngines’ expectations, plans, or forecasts of future events and views as of the date of this communication. The Company and iLearningEngines anticipate that subsequent events and developments will cause the Company’s and iLearningEngines’ assessments to change. However, while the Company and iLearningEngines may elect to update these forward-looking statements at some point in the future, the Company and iLearningEngines specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s and iLearningEngines’ assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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